UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number: 000-18592

Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, UT 84095

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the ”Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 25, 2005

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Investments (Note 3)	$26,990,930	$29,596,584

Receivables:
Employer contribution	4,704
Participant contributions	11,909
Total receivables	16,613

NET ASSETS AVAILABLE FOR BENEFITS	$27,007,543	$29,596,584

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

Contributions:
Participant contributions	$2,169,727
Employer contributions	594,064
Rollover contributions	63,233

Total contributions	2,827,024

Investment (loss) income:
Net depreciation in fair value of investments	(4,511,810)
Interest and dividends	62,329

Investment loss	(4,449,481)

DEDUCTIONS:
Benefits paid to participants	(951,352)
Administrative expenses	(15,232)

Total deductions	(966,584)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(2,589,041)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	29,596,584

End of year	$27,007,543

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2004 AND 2003, AND FOR THE
YEAR ENDED DECEMBER 31, 2004

1.       DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 75% of the first 2%, and 25% of the next 3% of base compensation that a participant contributes to the Plan. Prior to June 1, 2002, all employer contributions were invested in Company stock. Subsequent to June 1, 2002, employer contributions are invested as directed by the participants. Employer contributions made prior to June 1, 2002 were required to remain invested in Company stock until May 5, 2003 when 50% of this amount was allowed to be liquidated and reinvested at the discretion of the participant. The remaining 50% was able to be liquidated and reinvested by the participant on January 1, 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution and charged with withdrawals and an allocation of Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% a year of credited service and is 100% vested after five years of credited service.

Participant Loans—Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $14,281 and $15,695, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2004, forfeited nonvested accounts totaling $99,415 were used to reduce employer contributions.

Administrative Expenses—Administrative expenses of the Plan are paid by the employer as provided in the Plan document.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Their were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003.

3.       INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows as of December 31:

	2004	2003

Merit Medical Systems, Inc. common stock, 824,800 and 837,130 shares, respectively*	$12,602,946	$18,634,514
PIMCO Total Return; Adminstrative Class Shares 159,423 and 142,739 shares, respectively	1,701,040	1,528,379

*The 2003 balance includes nonparticipant-directed investments in Company Stock of $4,141,008, which was able to be liquidated by participants on January 1, 2004.

During the year ended December 31, 2004, the Plan’s common stock and mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Ameristock Mutual Fund	$14,337
Artisan International; Investor Shares	33,414
Calamos Growth Fund; Class A Shares	61,252
Marsico Focus Fund	104,187
Merit Medical System, Inc. Common Stock	(5,738,656)
Morley Stable Value	13,993
Nations Marsico Focus Equities Fund; Investor A Shares	48,502
Nueberger Berman High Income Bond; Investor Shares	22,454
Oakmark Fund; Class 1 Shares	84,220
Oakmark International Fund; Class 1 Shares	87,614
Oakmark Select Fund	996
PIMCO Emerging Markets Bond Fund; Administrative Class Shares	39,924
PIMCO Real Return Fund; Administrative Class Shares	47,673
PIMCO Total Return; Administrative Class Shares	73,227
RS Global Natural Resources	80,647
Spartan US Equity Index Fund	25,001
Turner Mid Cap Growth; Class 1 Shares	32,054
Wasatch Small Cap Growth Fund	151,063
Wasatch Small Cap Value Fund	175,709
Wells Fargo C&B Mid Cap Value; Class D Shares	103,231
William Blair International Growth Fund; Class N Shares	27,348

Net depreciation of investments	$(4,511,810)

4.       RELATED PARTY TRANSACTIONS

At December 31, 2004 and 2003, the Plan held 824,800 and 837,130 shares, respectively, of the Company’s common stock, with a cost basis of $11,427,174 and $9,285,104, respectively.

5.       PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in

ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2002 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Fair Value
Ameristock Mutual Fund	Registered Investment Company	**	$331,232
Artisan International; Investor Shares	Registered Investment Company	**	169,599
Calamos Growth Fund; Class A Shares	Registered Investment Company	**	631,285
Fidelity Cash Reserves	Registered Investment Company	**	8,081
Fidelity Spartan Money Market Fund	Registered Investment Company	**	865,027
Marsico Focus Fund	Registered Investment Company	**	845,208
* Merit Medical Systems, Inc. Common Stock	Common Stock (824,800 shares)	**	12,602,946
Morley Stable Value	Registered Investment Company	**	525,254
Nations Marsico Focused Equities Fund; Investor A Shares	Registered Investment Company	**	674,205
Neuberger Berman High Income Bond Fund; Investor Shares	Registered Investment Company	**	393,347
Oakmark Fund; Class l Shares	Registered Investment Company	**	931,309
Oakmark International Fund; Class 1 Shares	Registered Investment Company	**	600,038
Oakmark Select Fund	Registered Investment Company	**	81
PIMCO Emerging Markets Bond Fund; Administration Class Shares	Registered Investment Company	**	360,015
PIMCO Real Return; Administrative Class Shares	Registered Investment Company	**	702,145
PIMCO Total Return; Administrative Class Shares	Registered Investment Company	**	1,701,040
RS Global Natural Resources	Registered Investment Company	**	406,527
Spartan US Equity Index Fund	Registered Investment Company	**	273,321
Turner Mid Cap Growth; Class 1 Shares	Registered Investment Company	**	293,717
Wasatch Small Cap Growth Fund	Registered Investment Company	**	1,007,005
Wasatch Small Cap Value Fund	Registered Investment Company	**	1,028,010
Wells Fargo C&B Mid Cap Value; Class D Shares	Registered Investment Company	**	1,250,857
William Blair International Growth Fund; Class N Shares	Registered Investment Company	**	203,534
* Participant Loans	Participant loans (maturing 2005 to 2014 at interest rates of 5% to 10.5%)		1,187,147

TOTAL			$26,990,930

*      Party-in-interest

**   Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc
401 (k) Retirement Savings Plan

Date: June 28, 2005	/s/ Kent W. Stanger

Kent W. Stanger
Member, 401 (k) Plan Administration and
Investment Committee